

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 6, 2007

Mr. David Reis
President and Chief Executive Officer
Nur Macroprinters Ltd.
12 Abba Hillel Silver Street
P.O. Box 1281, Lod 71111
Israel

      RE: **Nur Macroprinters Ltd.**
              Form 20-F for the fiscal year ended December 31, 2006
              Filed June 29, 2007
              File No. 0-26498

Dear Mr. Reis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 29, 2007

Item 5: Operating and Financial Review and Prospects, page 33

B. Liquidity and Capital Resources, page 46

1.   In future filings, when you cite changes in components of working capital, please explain the reasons for the changes. Also, address the impact on your working capital. We note that your current discussion merely reiterates the numerical data presented in the Statement of Cash Flows.

Financing Activities, page 47

2.   Refer to your credit facilities discussions on page 48. You indicate you paid $0.00 on your long-term loans during 2006. Please reconcile this with the $1.6 million payment of long-term loans, including interest on restructured debt as indicated on the Consolidated Statements of Cash Flows. Revise future filings as necessary based on our comment.

Item 15 Controls and Procedures, page 103

3.   We note your statement that the principal executive officer and principal financial officer have concluded that, "other than as specified below" the company's disclosure controls and procedures are effective. Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revise these disclosures in future filings to state, *in clear and unqualified language*, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

4.   Similarly, in future filings please revise the first paragraph regarding changes in internal control over financial reporting by removing the qualifier and making a

more definitive statement as to whether there were changes in internal control over financial reporting in the period.

5.   Please have your auditors tell us how they took into consideration the disclosed material weaknesses in the performance of their 2006 audit engagement. We note, for example, that certain 2005 revenue transactions were recorded in 2006.

Notes to Consolidated Financial Statements, page F-10

Note 17 Subsequent Events, page F-47

6.   We note in January and February 2007 through a private placement you issued common shares and warrants for net proceeds of $6.1 million. We also note in connection with the share and warrant issuance you are obligated under a registration rights agreement. Please make sure your future filings disclose how you accounted for and present these transactions and agreements in your financial statements. Confirm, if true, your accounting for the registration rights agreement complies with the guidance at FSP EITF 00-19-2.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant